SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2019

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2019, as subsequently amended, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 5 hereof to the “Recent Developments—KfW” section;

•

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 6 to 8 hereof; and

•

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on page 9 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated July 30, 2020 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 12, 2020, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.1771 (EUR 0.8495 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2020

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2020.

The group’s total assets increased by 3.2%, or EUR 16.3 billion, from EUR 506.0 billion as of December 31, 2019, to EUR 522.3 billion as of June 30, 2020. The group’s operating result before valuation and promotional activities amounted to EUR 967 million for the six months ended June 30, 2020, compared to EUR 843 million for the corresponding period in 2019. The main driver for the group’s operating result before valuation and promotional activities during the six months ended June 30, 2020, was net interest income. The group’s operating result before valuation and promotional activities is before (i) risk provisions for the lending business, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions in an amount of EUR 781 million for the six months ended June 30, 2020, compared to income from risk provisions in an amount of EUR 10 million for the corresponding period in 2019;

•

Negative effects in an amount of EUR 559 million as market values of securities and equity investments decreased in the six months ended June 30, 2020, compared to positive effects of EUR 53 million for the corresponding period in 2019;

•

Net expenses in an amount of EUR 184 million for the six months ended June 30, 2020, due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net gains in an amount of EUR 99 million for the corresponding period in 2019(1); and

•

Expenses relating to promotional activities in an amount of EUR 54 million for the six months ended June 30, 2020, compared to expenses in an amount of EUR 86 million for the corresponding period in 2019.

The group’s consolidated result for the six months ended June 30, 2020, amounted to a loss of EUR 576 million, compared to a profit of EUR 904 million for the corresponding period in 2019.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2020, compared to the corresponding period in 2019.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Six months ended June 30,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	48,709	17,768	174
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	14,182	2,975	377
KfW Capital	139	77	81
Export & Project Finance (KfW IPEX-Bank)	11,297	9,964	13
Promotion of Developing Countries and Emerging Economies	2,022	2,092	-3
of which KfW Entwicklungsbank	1,423	1,718	-17
of which DEG – Deutsche Investitions-und Entwicklungsgesellschaft mbH	599	374	60
Financial Markets	221	772	-71

Total Promotional Business Volume (1)(2)	76,220	33,602	127

(1)

Total promotional business volume for the six months ended June 30, 2020 has been adjusted for commitments of EUR 350 million made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs, compared to EUR 45 million for the corresponding period in 2019.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period. In the second quarter of 2019, the statistical reporting for the global funding facilities has been changed from volume of funds committed to actual amounts disbursed.

KfW’s total promotional business volume for the six months ended June 30, 2020 amounted to EUR 76.2 billion, compared to EUR 33.6 billion for the corresponding period in 2019. Commitments in KfW’s domestic business sectors SME Bank & Private Clients and Customized Finance & Public Clients were the key drivers of this increase.

Commitments in the SME Bank & Private Clients business sector for the six months ended June 30, 2020 amounted to EUR 48.7 billion, compared to EUR 17.8 billion for the corresponding period in 2019. This significant increase was attributable to higher commitments in SME Bank, mainly under the new KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany, as well as in Private Clients. Commitments under the KfW Special Program 2020 amounted to EUR 24.3 billion for the six months ended June 30, 2020. Commitments in Private Clients under the program for energy-efficient construction and modification of homes amounted to EUR 12.7 billion for the six months ended June 30, 2020.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 14.2 billion for the six months ended June 30, 2020, compared to EUR 3 billion for the corresponding period in 2019. This significant increase was primarily driven by commitments relating to “Direct Participation for Syndicate Financing” under the new KfW Special Program 2020. For the six months ended June 30, 2020, commitments of the Customized Finance and Public Clients business sector under the KfW Special Program amounted to EUR 9.3 billion.

Commitments in the KfW Capital business sector increased to EUR 139 million for the six months ended June 30, 2020, compared to EUR 77 million for the corresponding period in 2019. This development was driven by an increase in commitments via the ERP Venture Capital Fund.

Commitments in KfW’s Export & Project Finance business sector for the six months ended June 30, 2020, amounted to EUR 11.3 billion, compared to EUR 10 billion for the corresponding period in 2019. The increase was due to KfW IPEX-Bank’s higher commitments in various sectors, which were partially offset by decreased commitments in the business sector maritime industries.

Commitments related to KfW’s Promotion of Developing Countries and Emerging Economies business sector decreased slightly to EUR 2.0 billion for the six months ended June 30, 2020, compared to EUR 2.1 billion for the corresponding period in 2019. This decrease was primarily driven by lower commitments of KfW Entwicklungsbank, which were only partially offset by increased private sector contributions by DEG – Deutsche Investitions-und Entwicklungsgesellschaft mbH.

Commitments in KfW’s Financial Markets business sector decreased to EUR 221 million for the six months ended June 30, 2020, compared to EUR 772 million for the corresponding period in 2019. This decrease was attributable to the expiration of KfW’s capital markets-based promotional activities for SMEs as of December 31, 2019. Commitments in an amount of EUR 221 million were made under KfW’s green bond portfolio, compared to EUR 125 million for the corresponding period in 2019.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2020, totaled EUR 35.9 billion, of which 66.0% was raised in euro, 16.6% in U.S. dollar and the remainder in 12 other currencies.

Capitalization and Indebtedness of KfW Group as of June 30, 2020

(EUR in millions)
Borrowings
Short-term funds	51,507
Bonds and other fixed-income securities	389,245
Other borrowings	34,665

Total borrowings	475,417

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	18,166
Fund for general banking risks	600
Revaluation reserve	-759
Total equity	30,945

Total capitalization	506,362

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2020, is not necessarily indicative of its capitalization to be recorded as of December 31, 2020.

The decrease of EUR 417 million in total equity, which amounted to EUR 30,945 million as of June 30, 2020, compared to EUR 31,362 million as of December 31, 2019, reflected

(i)	KfW Group’s consolidated loss of EUR 576 million for the six months ended June 30, 2020; and

(ii)	an increase of EUR 159 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approval for other sub-portfolio segments by 2022.

Based on the results for the six months ended June 30, 2020, KfW’s total capital ratio amounted to 23.7% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 23.5%, in each case as of June 30, 2020. The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to December 31, 2019, when both ratios amounted to 21.3%, was mainly due to the first-time application of the new regulatory authority-compliant evaluation system for credit risk, which reduced the total risk exposure amount significantly and overcompensated the effect of losses during the first half of the year.

Other Recent Developments

Strategic Shareholdings

CureVac AG. In June 2020, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approx. EUR 300 million by way of acquiring a shareholding in the biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. On August 10, 2020, CureVac B.V., a private company with limited liability under Dutch law, announced its intention to offer and sell in an underwritten initial public offering (“IPO”) new common shares and to list such shares on The Nasdaq Global Market. In connection with the consummation of the IPO, all shares of CureVac AG will be contributed into CureVac B.V. in exchange for shares of B.V. and the legal form of CureVac B.V. will be converted to a Dutch public company and be named CureVac N.V. As a consequence, KfW’s investment will be in shares of CureVac N.V. Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2019	-0.5	-0.3
3rd quarter 2019	0.3	1.2
4th quarter 2019	0.0	0.2
1st quarter 2020	-2.0	-1.8
2nd quarter 2020	-10.1	-11.7

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In the second quarter of 2020, Germany’s gross domestic product (“GDP”) continued to decline compared to the first quarter of 2020 after price, seasonal and calendar adjustments.

Overall GDP after price, seasonal and calendar adjustments declined by 10.1% compared to the first quarter of 2020, driven by the continued negative impact of the COVID-19 pandemic. This decline in GDP exceeds the largest quarter-on-quarter decrease of the 2008/2009 financial market and economic crisis (-4.7% in the first quarter of 2009).

Compared to the first quarter of 2020, significant decreases were recorded in several areas, including imports and exports of goods and services, household final consumption expenditure and capital formation in machinery and equipment. To stabilize these decreases, general government further increased its final consumption expenditure during the crisis.

In a year-on-year comparison, in price and calendar-adjusted terms, GDP dropped by 11.7% compared to the second quarter of 2019. Again, this decline in GDP, in price and calendar-adjusted terms, exceeds the largest year-on-year decrease of the 2008/2009 financial market and economic crisis (-7.9% in the second quarter of 2009).

The Federal Statistical Office (Statistisches Bundesamt) points out that the greater uncertainties caused by the COVID-19 pandemic may continue to lead to larger revisions than usual.

These GDP results are based on a revised statistical methodology that has been applied for the first time. The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2015), as usual. This resulted in changes of up to 0.4 percentage points of GDP data published so far.

Source: Statistisches Bundesamt, Gross domestic product in the 2nd quarter of 2020 down 10.1% on the previous quarter, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_287_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2019	0.5	1.7
August 2019	-0.2	1.4
September 2019	0.0	1.2
October 2019	0.1	1.1
November 2019	-0.8	1.1
December 2019	0.5	1.5
January 2020	-0.6	1.7
February 2020	0.4	1.7
March 2020	0.1	1.4
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1

In July 2020, the inflation rate in Germany was -0.1% compared to July 2019. After the inflation rate increased slightly in June 2020, the value added tax reduction (“VAT”), which is a measure of the Federal Government’s stimulus package, had a downward effect on the development of prices. Assuming that the VAT cut was fully and instantly passed on to consumers, the inflation rate would, arithmetically, be 1.6 percentage points lower in July 2020. Without the tax cut, the inflation rate would have been higher by a maximum of 1.6 percentage points.

A sharp decrease in the price of energy products again had a downward effect on the inflation rate as a whole, which was down from 0.9% in June 2020. Excluding the prices of energy products, the inflation rate in July 2020 compared to July 2019 would have been 0.8%. Excluding the prices of energy products and food, the inflation rate in July 2020 would have been +0.7% compared to July 2019.

Compared to July 2019, food prices increased by 1.2% in July 2020. In this category, substantial price increases were in particular recorded for fruit (+7.8%) and meat products (+5.4%) over the same period, while the prices of edible fats and oils were down (-3.4%). The prices of goods overall decreased by 1.4% in July 2020 compared to July 2019. The prices of services overall increased by 1.2% in July 2020 compared to July 2019.

Compared to June 2020, the consumer price index decreased by 0.5% in July 2020. Over the same period, mainly seasonal price increases were observed, in particular for package holidays (+16.6%) and air tickets (+4.6%). Compared to June 2020, a number of goods and services were cheaper in July 2020 due to the VAT cut. Food prices declined considerably by 2.7%, in particular for fruit (-3.2%) and vegetables (-6.1%). In addition, energy prices decreased by 0.7%, with heating oil prices declining most markedly (-4.4%).

Sources: Statistisches Bundesamt, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Statistisches Bundesamt, Expected inflation rate for July 2020: -0.1%, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_288_611.htm).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2019	3.0	3.0
July 2019	3.1	3.0
August 2019	3.2	3.0
September 2019	3.0	3.1
October 2019	3.0	3.1
November 2019	3.1	3.2
December 2019	3.1	3.3
January 2020	3.3	3.4
February 2020	3.4	3.6
March 2020	3.8	3.8
April 2020	4.3	3.9
May 2020	4.4	4.1
June 2020	4.5	4.2

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2019, the number of employed persons decreased in June 2020 by approximately 586,000 or 1.3%. Compared to May 2020, however, the number of employed persons in June 2020 decreased by only 1,000, or 0.0%, after adjustment for seasonal fluctuations, remaining nearly unchanged.

In June 2020, the number of unemployed persons increased by 653,000, or 49.2%, compared to June 2019. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2020 stood at 1.86 million, representing an increase of 40.9% compared to June 2019.

The year-on-year decline in the number of employed persons has stabilized at 1.3%, the same as the year-on-year decrease of May 2019 compared to May 2020 (-1.3%). Compared to February 2020, the month before the COVID-19 pandemic broke out in Germany, the number of employed persons decreased in June 2020 by 655,000, or 1.4%, after seasonal adjustments.

It should be noted that according to the employment account and labour force survey concepts, workers in short-term employment arrangements (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Statistisches Bundesamt, June 2020: employment unchanged at previous month’s level after seasonal adjustment, press release of July 30, 2020 (https://www.destatis.de/EN/Press/2020/07/PE20_284_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language= en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January – June 2020	January – June 2019
Trade in goods, including supplementary trade items	83.2	109.7
Services	2.4	-5.8
Primary income	41.8	36.7
Secondary income	-23.5	-22.9

Current account	103.9	117.7

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Exports in June 2020: +14.9% on May 2020, press release of August 7, 2020 (https://www.destatis.de/EN/Press/2020/08/PE20_295_51.html).

Other Recent Developments

EU Response to the COVID-19 Pandemic

On July 21, 2020, the European Council approved a major recovery plan for Europe to help repair the economic and social damage brought by the COVID-19 pandemic. The approved plan comprises a reinforced EU multiannual financial framework for 2021 to 2027 (the “long term EU budget”) in an amount of EUR 1,074 billion and a new temporary recovery instrument of EUR 750 billion (referred to by the European Commission as “Next Generation EU”), to boost the long term EU budget to EUR 1,824 billion, with financing raised in the financial markets through bonds issued by the European Commission on behalf of the EU, mainly in the period from 2021 to 2024. According to the approved proposal, Next Generation EU funds will be disbursed in the form of loans and grants, both of which would be provided to Member States mainly under the Recovery and Resilience Facility. This facility would consist of large scale financial support for both public investments and reforms, notably relating to green initiatives (e.g., the European Green Deal) and digital transformation, which aim to make Member States’ economies more resilient and better prepared for the future. The maximum amount of grants that could be allocated to a Member State would depend on its population size, GDP per capita and unemployment rate. The proposed key would be particularly beneficial to the Member States most affected by the crisis. Grants may be supplemented by loans which in principle would be limited to a maximum amount of 4.7% of the relevant Member State’s gross national income.

Together with the three emergency safety nets for workers, businesses and Member States amounting to a package worth EUR 540 billion endorsed by the European Council on April 23, 2020, the exceptional EU measures to help repair the immediate economic and social damage due to the COVID-19 pandemic and to kick-start recovery and prepare for a better future for the next generation, would reach a total of EUR 2,364 billion.

Sources: European Commission, Europe’s moment: Repair and prepare for the next generation, press release of May 27, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/ip_20_940); European Commission, The EU Budget Powering the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_1_en.pdf); European Commission, Key Instruments Supporting the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_2_en.pdf); European Commission, Financing the Recovery Plan for Europe, May 27, 2020 (https://ec.europa.eu/info/sites/info/files/factsheet_3_04.06.pdf); European Commission, The Pillars of Next Generation EU, May 2020 (https://ec.europa.eu/info/sites/info/files/3pillars_factsheet_0.pdf); European Commission, Questions and Answers on the EU budget for recovery: Recovery and Resilience Facility, May 28, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/QANDA_20_949); European Council, A recovery plan for Europe, July 2020 (https://www.consilium.europa.eu/en/policies/eu-recovery-plan/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/S/ DR GÜNTHER BRÄUNIG
	Name:	Dr Günther Bräunig
	Title:	Chief Executive Officer

By:	/S/ CHRISTOPH BECKER
	Name:	Christoph Becker
	Title:	Vice President

Date: August 13, 2020